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                              January 3, 2023

       Zhizhuang Miao
       Chief Executive Officer
       Global Lights Acquisition Corp
       Room 902, Unit 1, 8th Floor, Building 5
       No. 201, Tangli Road
       Chaoyang District, Beijing 100123
       The People   s Republic of China

                                                        Re: Global Lights
Acquisition Corp
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted December
5, 2022
                                                            CIK No. 0001897971

       Dear Zhizhuang Miao:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 23, 2022 letter.

       Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted December 5, 2022

       Capitalization, page 94

   1. Please revise the line item caption for ordinary shares outstanding on an as adjusted basis from 2,500,000 to
3,060,000, to also include the 560,000 private placement shares to be issued as part of the
sale of the private placement units.
 Zhizhuang Miao
FirstName  LastNameZhizhuang
Global Lights Acquisition Corp Miao
Comapany
January    NameGlobal Lights Acquisition Corp
        3, 2023
January
Page 2 3, 2023 Page 2
FirstName LastName
Index to Financial Statements
Notes to Financial Statements
Note 9 Event (Unaudited) Subsequent to the Date of the Independent Auditor's Report, page F-
17

2. Please revise to disclose the specific date through which subsequent events were evaluated for the September 30, 2022 interim financial statements. We refer you to ASC 855-10-50-
         1.
       You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      Dan Ouyang